

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via Email
Jerry Parrish
Chief Executive Officer and Chief Financial Officer
The Mint Leasing, Inc.
323 N. Loop West
Houston, TX 77008

      Re: **The Mint Leasing, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed April 15, 2011
                Response Dated January 9, 2012
                File No. 000-52051

Dear Mr. Parrish:

We have reviewed your supplemental response to our letter dated January 9, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Jerry Parrish
The Mint Leasing, Inc.
February 23, 2012
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11 – Income Taxes, F-19

1. We read your response to comment two to our letter dated October 18, 2011; however, we are still unable to concur that you provided a persuasive argument to our comment given the significant amount of negative evidence and the inherent subjectivity of the positive evidence supporting your view that a valuation allowance is not currently necessary. Please revise your annual and interim financial statements accordingly to provide a valuation allowance for some, or all, of your deferred tax assets. Further, please revise future filings to discuss in detail how you assess realization of your deferred tax assets under ASC 740-10-30.

    You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P Nolan
Senior Assistant Chief Accountant